QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(6)

Form of Email to Option Holders Relating to the Expiration Date of the Offer

memo
To:	Employees Eligible for the Tenet Option Exchange Program
From:	Tenet Healthcare Corporation
Re:	Offer to Exchange Options for Restricted Stock Units
Date:	XXXXX, 2005

This is a reminder that Tenet's offer to exchange options for restricted stock units will expire on June 30, 2005 at 4:00 p.m., Eastern Time.

If you have already made your elections, there is no further action required on your part. If you have not made your elections, or would like to review, change, or withdraw your existing elections, you may log on to the eTenet Election Tool website at https://secure.etenet.com/apps/mtso and select which of your eligible options you would like to exchange for Restricted Stock Units, if any. You may also navigate to the eTenet Election Tool by logging on to eTenet, clicking on "Tools and Applications" and then clicking on "My Tenet Stock Options."

If you are currently on leave of absence and do not have access to this eTenet website, you may make your elections (or withdraw previously submitted elections) using the paper copies of the documents we mailed to you. Your elections are effective upon receipt so please allow plenty of time for delivery prior to the expiration of Tenet's offer.

If you do not have access to the intranet-based enrollment system, you may request paper copies of the documents you will need to make your elections by sending an e-mail to Executive.Compensation@tenethealth.com or by contacting Penn King at 469-893-2312. These documents will be mailed to the address that we have for you in our records.

Tenet Healthcare Corporation

QuickLinks

  Exhibit (a)(6)